Exhibit 3.1
Amendment to
Amended and Restated Bylaws of National CineMedia, Inc.

Effective January 23, 2019, the Amended and Restated Bylaws of National CineMedia, Inc. were amended by deleting the first sentence of Article III, Section 3.02 and inserting the following in lieu thereof:

“The number of directors of the Corporation, other than those who may be elected by the holders of one or more series of preferred stock of the Corporation (“Preferred Stock”) voting separately by class or series, shall be eight (8).”